Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended
	December 31,
	2010	2009	2008	2007	2006
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(3,299)	$(3,494)	$(4,060)	$(29,775)	$1,483
Equity in losses (income) of unconsolidated investments	1,286	803	64	3	6
Fixed charges	2,081	2,047	2,094	2,213	2,242
Interest capitalized	(13)	(12)	(123)	(127)	(113)
Amortization of interest capitalized	85	85	80	72	107
Earnings (loss), as adjusted	140	(571)	(1,945)	(27,614)	3,725
Fixed charges:
Interest expense, gross	1,464	1,450	1,362	1,433	1,533
Interest capitalized	13	12	123	127	113
Portion of rentals representative of interest	604	585	609	653	596
Fixed charges	2,081	2,047	2,094	2,213	2,242
Preferred stock dividends paid	—	—	—	—	3
Total fixed charges	2,081	2,047	2,094	2,213	2,242
Total fixed charges and preferred stock dividends	2,081	2,047	2,094	2,213	2,245
Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	1.66

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.